Form C

Cover Page

Name of issuer:

CUBO BEVERAGES INC.

Legal status of issuer:

> Form: Corporation
>
> Jurisdiction of Incorporation/Organization: DE
>
> Date of organization: 5/9/2022

Physical address of issuer:

5630 Venice Blvd Suite 6101
Los Angeles CA 90019

Website of issuer:

http://cubopods.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

6.0% of the offering amount upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

☐ Common Stock
☑ Preferred Stock
☐ Debt
☐ Other

If Other, describe the security offered:

Target number of securities to be offered:

60,976

Price:

$0.97370

Method for determining price:

Dividing pre-money valuation $12,347,549.10 (or $10,398,470.02 for investors in the first $499,999.92) by number of shares outstanding on fully diluted basis.

Target offering amount:

$50,000.32

Oversubscriptions accepted:

☑ Yes
☐ No

If yes, disclose how oversubscriptions will be allocated:

☐ Pro-rata basis
☐ First-come, first-served basis

☑ Other

If other, describe how oversubscriptions will be allocated:

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$1,069,999.03

Deadline to reach the target offering amount:

4/30/2023

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees:

3

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$578,542.00	$400,461.00
Cash & Cash Equivalents:	$8,544.00	$10,808.00
Accounts Receivable:	$0.00	$0.00
Short-term Debt:	$0.00	$0.00
Long-term Debt:	$0.00	$0.00
Revenues/Sales:	$0.00	$0.00
Cost of Goods Sold:	$0.00	$0.00
Taxes Paid:	$0.00	$0.00
Net Income:	($268,783.00)	($365,333.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

CUBO BEVERAGES INC.

COMPANY ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer.
- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

INSTRUCTION TO QUESTION 2: If any of these statements are not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Nicolas Blatt	President	CUBO Beverages, Inc.	2016

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Nicolas Blatt	President	2016
Grichka Frachisse	CEO	2022

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Nicolas Blatt	9758168.0 Common Stock	99.48

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

*This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. **Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.***

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

EACH INVESTOR IS AWARE THAT AN INVESTMENT IN THE COMPANY IS SPECULATIVE AND INVOLVES A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF THE ENTIRE INVESTMENT, AND SUCH INVESTOR HAS CAREFULLY READ AND CONSIDERED THE FOLLOWING RISK FACTORS AND ALL MATTERS SPECIFIED IN THESE SUBSCRIPTION DOCUMENTS IN DETERMINING WHETHER OR NOT TO INVEST IN THE COMPANY AS SPECIFIED HEREIN. EACH INVESTOR UNDERSTANDS THAT THE FOLLOWING FACTORS ARE
NOT AN ALL-INCLUSIVE LIST OF POSSIBLE RISKS INHERENT IN THE OFFERING

NOT AN ALL-INCLUSIVE LIST OF POSSIBLE RISKS INHERENT IN THE OFFERING.

No Guarantee of Return. An investment in the Company will involve various risks and uncertainties. Each prospective investor should carefully consider the following risk factors in conjunction with the other information contained in all disclosure materials before purchasing. The risks discussed in this section can adversely affect the Company operations, operating results, financial condition and prospects. This could cause the value of the Company's shares to decline and could cause potential investors to lose part or all of your investment. The risks and uncertainties described are not the only ones that the Company faces but do represent those risks and uncertainties presently known that the Company believes are material to its operations, operating results, prospects and financial condition. You should review the risks of this investment with your legal and financial advisors.

Potential investors should invest only to the extent that they are able to bear the risk of the loss of their entire investment and have no need for immediate liquidity. An investment should not be a major part of your portfolio of assets.

Limited Operating History: Early Stage Company. The Company has not established enough revenues or operations that will provide financial stability in the long term. There can be no assurance that the Company can realize its plans on the projected timetable to reach sustainable or profitable operations. Any material deviation from the Company's timetable could require that the Company seek additional capital. There can be no assurance that such capital shall be available at reasonable cost, or that it would not materially dilute the investment of investors in this Offering if it is obtained. Investment in an early stage company such as this Company is inherently subject to many risks, and investors should be prepared to withstand a complete loss of their investments. The Company only has a limited operating history upon which investors may base an evaluation of its performance; therefore, it is still subject to the entire risks incident to the creation and development of a new business.

Need for Additional Financing. Assuming the maximum investment is received, the Company believes that the net proceeds from this Offering and any concurrent offering shall be sufficient to fund the Company's operations as currently conducted for at least the next 12 months. Such belief, however, cannot give rise to an assumption that the Company's cost estimates are accurate or that unforeseen events would not occur that would require the Company to seek additional funding to meet its operational needs. As a result, the Company may require substantial additional financing to implement its business objectives.

There can be no assurances that the Company shall be able to obtain additional funding when needed, or that such funding, if available, shall be available on terms acceptable to the Company. Should the Company's operations not generate sufficient cash flow, or the Company cannot acquire additional funds if and when needed, the Company may be forced to curtail or cease its activities which would likely result in the loss to investors of all or a substantial portion of their investments.

The Company's success depends on our ability to obtain, maintain, defend and enforce intellectual property rights. Our ability to compete against other businesses selling similar products depends on our ability to secure and enforce intellectual property rights, including patent, trademark and trade secret rights. However, there is no guarantee that any patent or trademark applications that we have filed (or we may in the future file) will be approved, and any patent or trademark registrations that have issued (or may in the future issue) could be held invalid due to our conduct or challenges by third parties. We could lose our trade secret rights if we fail to properly protect our confidential information. Even to the extent that our intellectual property rights are valid, enforcing those rights could involve costly legal processes that we may not be able to bring to a successful conclusion.

The Company could be held to violate intellectual property rights of third parties. Although the Company is not aware of any third party rights that are infringed by our existing or contemplated business activities, we have not performed any freedom to operate analyses (other than standard trademark searches related to the "Cubo" mark), and there is no guarantee that we will not be sued for infringement by third parties or that we will not need to modify our brand or products to avoid infringement.

Tax Risks. No representation or warranty of any kind is made by the Company, the officers, directors, counsel to the Company, or any other professional advisors thereto with respect to any tax consequences of any investment in the Company. EACH PROSPECTIVE INVESTOR SHOULD SEEK THE INVESTOR'S OWN TAX ADVICE CONCERNING THE TAX CONSEQUENCES OF AN INVESTMENT IN THE COMPANY.

Dilution. After completion of the Offering, the Company's then existing equity holders may have their interests diluted through any future issuance of securities by the Company to raise capital. Moreover, existing equity holders may experience further dilution to the extent that future shares may be issued for a value less than the price paid in this offering. Subsequent investment into the Company may dilute each investor's percentage of ownership in the future. The purchase of equity in this offering does not confer on the investor any rights or protection against this dilution.

Control by Existing Stockholders. Following the Offering, the founders and principal stockholders of the Company will continue to own a majority of the common stock of the Company. As a result, such founders and principal stockholders shall have a significant influence on the affairs and management of the Company, as well as on all matters requiring stockholder approval, and changing the Company's dividend policy. Such concentration of ownership and control including electing and removing members of the Company's board of directors (the "Board"), causing the Company to engage in transactions with affiliated entities, causing or restricting the sale or merger of the could have the effect of delaying, deferring or preventing a change in control of the Company

effect of delaying, deferring or preventing a change in control of the Company even when such a change of control would be in the best interests of the Company's other stockholders.

Payment of dividends. The Company is not required to, and there is no guarantee that the Company will, pay dividends in any year.

Limited Liquidity in the Absence of a Public Market. There is no public market in which the equity in this offering may be sold, and it is not anticipated that any such market shall develop in the foreseeable future. Therefore, purchasers should be prepared to hold their positions indefinitely.

Restrictions on Transfer. Investors shall own unregistered securities, the Preferred Stock ("Shares"), comprising a minority interest in a privately owned company. The securities may not be transferable under certain state securities laws, which require registration or qualification. In such cases, the subscribers desiring to dispose of securities must deliver to the Company an opinion of counsel satisfactory to the Company to the effect that the proposed disposition of securities shall not violate the registration or qualification requirement of relevant state securities law.

Because of potential restrictions on transferability of the Shares, and the fact that no trading market exists or is expected to develop for the Shares, holders of the Shares are not likely to be able to liquidate their investments or pledge the Shares as security on a loan in the event of an emergency. Thus, the Shares should be considered only as a long-term investment. There can be no assurances that the Company shall be able to affect a public registration of its shares, as its present level of business does not merit public ownership. In order to affect value from a public offering, a suitable underwriter must be located and a public market must be maintained following such offering. Typically, in an initial public offering existing shareholders are not permitted to sell their shares in such an offering, and are frequently required by the underwriter to "lock-up" their shares for a period of time thereafter

Determination of Offering Price. The offering price was determined arbitrarily by the Company based upon several factors. Such price is based primarily on the amount of funds sought from this financing and the number of shares the Board is willing to ultimately issue in order to raise such funds. Accordingly, there is no relationship between the price of the Offering and the assets, earnings or book value of the Company, the market value of the stock, or any other recognized criteria of value. As such, the price does not necessarily indicate the current value of the shares and should not be regarded as an indication of any future market price of the Company's capital stock.

Use of Proceeds. The Company intends to use the proceeds from this offering as described in the offering disclosures but the Company retains the right to adjust the use of the proceeds according to its business needs.

Risk of Managing Growth. As the Company transitions to what the Company hopes will be a company generating substantial revenues, the Company may not be able to manage its growth effectively, which could adversely affect its operations and financial performance.

The anticipated growth of the Company could place a strain on the Company's management, and operational and financial resources. Effective management of the anticipated growth will require expanding the Company's management and financial controls, hiring additional appropriate personnel as required, and developing additional expertise by existing management personnel. However, there can be no assurances that these or other measures implemented by the Company shall effectively increase the Company's capabilities to manage such anticipated growth or to do so in a timely and cost-effective manner. Moreover, management of growth is especially challenging for a company with a short operating history and limited financial resources, and the failure to effectively manage growth could have a material adverse effect on the Company's operations.

Dependence on Key Personnel. The Company is highly dependent on the services of Nicolas Blatt and Grichka Frachisse, and the loss of their services could have an adverse effect on the future operations of the Company. Although the Company does not currently maintain a key-person life insurance policy insuring the lives of Mr. Blatt and Mr. Frachisse, the Company may apply for such a life insurance policy.

Risks Associated with Financial Projections. The financial projections discussed in our offering materials have been prepared by management and are based upon assumptions that the Company believes to be reasonable. The projected results are dependent on the successful implementation of management's growth strategies and are based on hypothetical assumptions and events over which the Company has only partial or no control. Such assumptions may, however, be incomplete or inaccurate, and unanticipated events and circumstances may occur. The selection of assumptions underlying such projected information has required the exercise of judgment, and the projections are inherently subject to significant uncertainty because that economic, legislative, political or other changes may have on future events. Changes in the facts or circumstances underlying such assumptions could materially affect our ability to achieve the projected results. For these reasons, actual results achieved during the periods covered may be materially and adversely different.

Even if the assumptions underlying the Company's plans prove to be correct, there can be no assurances that the Company shall not incur substantial operating losses in attaining its goals. The Company's plans are based on the premise that customers desire the advantages provided by the Company's products and services. However, there can be no assurances that the Company's objectives shall be realized if any of the assumptions underlying its plans prove to be incorrect. Investors should also be aware that no independent market studies have been conducted by the Company regarding the Company's plan, nor are any such studies currently planned such studies currently planned.

Risks Related to Economic Conditions. Economic recessions or downturns may have an adverse effect on the Company, its financial condition, results of operations and the Company performance. Negative general economic conditions could continue to reduce the overall amount of demand, which may in turn adversely affect our revenues.

Government Risks. Costs imposed pursuant to governmental laws and regulations, including and not limited to health department regulations and FDA regulations, may reduce the Company's net income and the cash available for distributions to Investors. Privacy issues are subject to federal, state and local laws and regulations relating to protection of individuals. 3P could be subject to liability in the form of fines, penalties, or damages for noncompliance with these laws and regulations

.The Company could fail to obtain necessary regulatory approvals. The Company must obtain certain state and federal regulatory approvals for operation of the project. These approvals must be obtained in order for the project to proceed as described.

The Company or its products could be subject to unanticipated regulations. Although to management's knowledge the Company and its products/services are not currently subject to any material regulation, there could be existing regulations that management is not aware of, and new regulations affecting the Company's business or products could be adopted in the future. Any such regulations could be costly or impossible for the Company to comply with.

Litigation Risks. Lawsuits arise from unexpected quarters. Litigation is both expensive and time consuming even when one's position eventually prevails completely. Obviously, any litigation or threats of litigation could have a significant impact on the Company from the standpoint of daily operations and eventual financial return.

The food automation business is highly technical and changeable and our failure to introduce new products to the market may harm our business. We operate in a highly technical industry, which is characterized by frequent introductions of new machines and food products into the market. Our success will depend, in part, on our ability to improve our present products, to develop new products and to provide necessary services and support. The proceeds of this offering may not provide us with sufficient funds to finance our research and development needs.

We may not have sufficient financial resources to successfully compete in the food automation business. A large number of enterprises provide products or services similar to ours. We will be competing with established businesses that have an operating history, and greater financial resources, management experience and market share than we have. There can be no assurance that we will be able to compete or capture adequate market share. We will not be profitable if we cannot compete successfully with other businesses.

The Company may face increased competition in the food automation business market. The Company may face increased competition in this market especially as the Company demonstrates the financial viability of its technology and food products. In addition, new beverage machines could be developed that are more efficient or cost-effective, thereby undermining the value of this project.

The Company may not be able to compete against established competitors. The Company will be competing with established businesses that have an operating history and greater financial resources, management experience and market share than we have. There can be no assurance that we will be able to compete or capture adequate market share. The Company will not be profitable if we cannot compete successfully with other businesses.

Equipment failure or major production issues. An equipment failure, a major components shortage, a supply chain disruption or a change in production partner that derails the Company's production for several weeks or months would seriously compromise our business plan. Major components shortage, supply chain disruption/issues, change of major production partners.

The company may not develop compelling enough products. Product designs and styles need to be refreshed periodically, new styles have to be added and some styles retired periodically. There is no guarantee that this process will result in an attractive enough product offering over time. Much of the design work may be performed by outside contractors over whom we have little control.

The Company may not be able to source its food products reliably or affordably enough. The Company could face unexpected food product and machine component cost increases that make its economic model unviable. Delays in production, shipping, or customs clearance could materially impact product delivery and thus customer experience and cash flow. Products can be lost or damaged in transit. Products that are designed, developed or assembled poorly could adversely affect sales due to poor quality, fit or color selection. Our products may not meet the sustainability standards that we claim they will meet, which could result in harm to our reputation.

Our products could cause bodily injury or harm to property. Although we believe our products will be safe, depending on the manner in which they are manufactured and/or used, our products could cause bodily injury or harm to property (and even if such injury or harm is not actually caused by our products, people could claim that our products caused such injury or harm). In the event that any such harm is caused (or claimed to be caused) by our products, there could be lawsuits against the Company that are costly to defend and/or result in costly settlements or judgments against the Company.

Our technology and manufacturing processes are still in development. There is no guarantee that we will be able to design and develop the technology and know how necessary for our products to perform as intended on our projected timelines or at all. Some of the necessary development work will be performed by third party contractors over whom we have little control. Even if our technology

is successfully developed, there could be additional delays in developing the manufacturing processes necessary to produce our products at new facilities at an appropriate scale, and there is no guarantee that we will ever be able to efficiently manufacture defect-free products at an appropriate scale.

Our business is sensitive to the availability and cost of necessary raw materials. We may encounter difficulties procuring the raw materials necessary to produce our food products. Even if those raw materials remain available, depending on their cost we may not be able to produce our products at a cost that allows us to sell them to businesses or consumers at a profit.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering?

If we raise: **$50,000**

Use of Proceeds: Target optimization within several B2B verticals so sales can be scaled efficiently. Operations and overheads 44% - Sales and Marketing 34% - Production & R&D of new product lines 8% - Administrative & professional services 8% - 6% WeFunder fee

---

If we raise: **$1,069,999**

Use of Proceeds: Ramp up of operations and hire a sales team to penetrate and scale sales on the right B2B verticals. R&D of new recipes will also be of major focus. Narrowing down CUBO's offer positioning. Operations and overheads 20% - Sales and Marketing 24% - Machines continuous improvement and production 24% - Production & R&D of new product lines 22% - 6% WeFunder fee - Administrative & professional services 4%

INSTRUCTION TO QUESTION 10: An issuer must provide a reasonably detailed description of any intended use of proceeds, such that investors are provided with an adequate amount of information to understand how the offering proceeds will be used. If an issuer has identified a range of possible uses, the issuer should identify and describe each probable use and the factors the issuer may consider in allocating proceeds among the potential uses. If the issuer will accept proceeds in excess of the target offering amount, the issuer must describe the purpose, method for allocating oversubscriptions, and intended use of the excess proceeds with similar specificity. Please include all potential uses of the proceeds of the offering, including any that may apply only in the case of oversubcriptions. If you do not do so, you may later be required to amend your Form C. Wefunder is not responsible for any failure by you to describe a potential use of offering proceeds.

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?

Book Entry and Use of XX Investments LLC as Transfer Agent and Custodian. Investments will be in book entry form. This means that the investor will not receive a certificate representing his or her investment. Each investment will be recorded in the books and records of our transfer agent, XX Investments LLC. XX Investments LLC will act as custodian and hold legal title to the investments for investors that enter into a Custodial and Voting Agreement with XX Investments LLC and will keep track of those investors' beneficial interests in the investments. In addition, investors' interests in the investments will be recorded in each investor's "My Investments" screen. The investor will also be emailed again the Investor Agreement and, if applicable, the Custodial and Voting Agreement. The Investor Agreement and, if applicable, the Custodial and Voting Agreement will also be available on the "My Investments" screen.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the

deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

An Investor's right to cancel. An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each Investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

The Company's right to cancel. The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered.

Priced Round: $12,347,549.10 pre-money valuation

See exact security attached as Appendix B, Investor Contracts

CUBO BEVERAGES INC. is offering up to 1,195,151.00 shares of stocks, at a price per share of $0.9737.

Investors in the first $499,999.92 of the offering will receive stock at a price per share of $0.82, and a pre-money valuation of $10,398,470.02

The campaign maximum is $1,069,999.03 and the campaign minimum is $50,000.32.

Irrevocable Proxy. The Investor and his, her, or its transferees or assignees (collectively, the "Investor"), through a power of attorney granted by Investor in the Investor Agreement, will appoint XX Team LLC ("XX Team") as the Investor's true and lawful proxy and attorney (the "Proxy"), with the power to act alone and with full power of substitution, on behalf of the Investor to:

1. direct the voting of all securities purchased through wefunder.com, and to direct the exercise of all voting and other rights of Investor with respect to the Company's securities, and
2. direct, in connection with such voting power, the execution of any instrument or document that XX Team determines is necessary and appropriate in the exercise of its authority. Such Proxy will be irrevocable. If an investor has entered into the Custodial and Voting Agreement with XX Investments LLC ("XX Investments"), then XX Investments will be the entity that XX Team directs to vote and take any other actions in connection with such voting (including the execution of documents) on behalf of such investor.

Repurchase. If the Company determines, in its sole discretion, that it is likely that within six months the securities of the Company will be held of record by a number of persons that would require the Company to register a class of its equity securities under the Securities Exchange Act of 1934, as amended ("Exchange Act"), as required by Section 12(g) or 15(d) thereof, the Company shall have the option to repurchase the securities from each Investor for the greater of

1. the purchase price of the securities, and
2. the fair market value of the securities, as determined by an independent appraiser of securities chosen by the Company. The foregoing repurchase option will terminate upon a Change of Control or Dissolution Event (each as defined in the Company's Subscription Agreement).

14. Do the securities offered have voting rights?

☐ Yes
☑ No

15. Are there any limitations on any voting or other rights identified above?

☑ Yes: No Voting Rights
☐ No: Irrevocable voting proxy granted to XX Team.

16. How may the terms of the securities being offered be modified?

This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by all parties.

RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common	12,324,608	9,809,048	Yes ⌄
Preferred	5,281,975	356,453	No ⌄

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	2,515,560

Describe any other rights:

Preferred stock has a dividend and liquidation preference over Common stock. Preferred stock has no voting rights except as required by law.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering).

These changes could result in further limitations on the voting rights the Investor will have as an owner of equity in the Company, for example by diluting those rights or limiting them to certain types of events or consents.

To the extent applicable, in cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional equity, an Investor's interest will typically also be diluted.

Based on the risk that an Investor's rights could be limited, diluted or otherwise qualified, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Additional risks related to the rights of other security holders are discussed below, in Question 20.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

No.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As holders of a majority-in-interest of voting rights in the Company, **the shareholders** may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, **the shareholders** may change the terms of the Articles of Incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. **The shareholders** may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. **The shareholders** have the right to redeem their securities at any time. **Shareholders** could decide to force the Company to redeem their **securities** at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common stock that take into account factors such as the following:

1. unrelated third party valuations of our common stock;
2. the price at which we sell other securities, such as convertible debt or preferred Stock, in light of the rights, preferences and privileges of our those securities relative to those of our common stock;
3. our results of operations, financial position and capital resources;
4. current business conditions and projections;
5. the lack of marketability of our common stock;
6. the hiring of key personnel and the experience of our management;
7. the introduction of new products;
8. the risk inherent in the development and expansion of our products;
9. our stage of development and material risks related to our business;
10. the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
11. industry trends and competitive environment;
12. trends in consumer spending, including consumer confidence;
13. overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
14. the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

None.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
4/2022	Other	Common stock	$2,111,966	General operations
5/2022	Regulation D, Rule 506(c)	Preferred stock	$95,000	General operations
6/2022	Regulation D, Rule 506(c)	Preferred stock	$200,000	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis

percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;

3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;

4. or (4) any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Nicolas Blatt
Amount Invested	$500,000.00
Transaction type	Priced round
Issue date	01/30/18
Relationship	Owner

Name	Nicolas Blatt
Amount Invested	$2,111,966.00
Transaction type	Priced round
Issue date	04/29/22
Relationship	Owner

Name	Nicolas Blatt
Amount Invested	$95,000.00
Transaction type	Priced round
Issue date	05/19/22
Relationship	Chairman / President

Name	Daniel Blatt
Amount Invested	$200,000.00
Transaction type	Priced round
Issue date	06/20/22
Relationship	Brother of President

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Juice, Smoothies & Lattes maker that uses Chef developed pods, features touch screen commands and premium features such as self-cleaning, or delivering hot and cold beverages

In 5 years CUBO would like to address both B2B and B2C market and would like to be in 10,000 high traffic business premium locations (Airport Lounges, Conventions centers, Coffee & restaurant chains) and have captured 2% of the B2C juice & smoothie market in people's home - which represents over $1BN in sales.

Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future, if any.

Milestones

CUBO BEVERAGES INC. was incorporated in the State of Delaware in May 2022.

Since then, we have:

- 🏢 Former CEO of Nestlé India. Head of R&D centers at time of product development of Nespresso

- 🔥 $2.5M invested in building the company! 17 PATENTS directly serving your investment

- ✍ 6+ years DEVELOPMENT! | We're shaking up a $65B+ market

- 👤 Founder with $1B+ revenues in past ventures | mechanical engineer

- 🍵 UNIQUE FEATURES: Self-Cleaning | Push-Button | Hot & Cold | Recyclable Pods

- 🍶 Proprietary pod developed by chef Olivier Rousselle

- 😍 Unlimited possibilities: plant-based drinks, vegan, gluten free, low carbs, high protein

Historical Results of Operations

Our company was organized in May 2022 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2021, the Company had revenues of $0. Our gross margin was %.

- *Assets.* As of December 31, 2021, the Company had total assets of $578,542, including $8,544 in cash.

- *Net Loss.* The Company has had net losses of $268,783 for 2021.

- *Liabilities.* The Company's liabilities totaled $0 for 2021.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $2,906,966 in equity.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 3 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 6 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

CUBO BEVERAGES INC. cash in hand is $52,391.47, as of July 2022. Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $1,111/month, and operational expenses have averaged $36,294/month, for an average burn rate of $37,405 per month. Our intent is to be profitable in 8 months.

More people have been added to the team as our go to market strategy is being implemented and as we are planning to manufacture more CUBO machines.

For the next 6 months, CUBO will be focusing on selling to different B2B verticals so it can identify the most receptive one in order to be as efficient as possible when scaling its sales and operation to the right target. Monthly Recurring Revenues (MRR) are expected to be $45,000 within 6 months. Monthly operating expenses are expected to be around $53,000 in 6 months.

CUBO Beverages Inc. is currently not profitable and believe that it needs $800k to reach profitability within 8 months.

The Founding team is another source of capital for CUBO Beverages Inc, who has already invested $2.5M so far.

Short-term burn is currently being covered by Founding team.

Projections are forward-looking and cannot be guaranteed.

INSTRUCTIONS TO QUESTION 28. The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Grichka Frachisse, certify that:

(1) the financial statements of CUBO BEVERAGES INC. included in this Form are

true and complete in all material respects ; and

(2) the tax return information of CUBO BEVERAGES INC. included in this Form

reflects accurately the information reported on the tax return for CUBO

BEVERAGES INC. filed for the most recently completed fiscal year.

Grichka Frachisse
CEO

STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

    i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

    ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

    iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

    i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

    ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

    iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

    i. at the time of the filing of this offering statement bars the person from:

        A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No

        B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No

        C. engaging in savings association or credit union activities? ☐ Yes ☑ No

    ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

    i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

    ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

    iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement,

orders the person to cease and desist from committing or causing a violation or future violation of:

    i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

    ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

INSTRUCTIONS TO QUESTION 30: Final order means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.

No matters are required to be disclosed with respect to events relating to any affiliated issuer that occurred before the affiliation arose if the affiliated entity is not (i) in control of the issuer or (ii) under common control with the issuer by a third party that was in control of the affiliated entity at the time of such events.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Company is using the services of XX as part of its offering. XX is comprised of XX Investments, LLC, XX Team LLC, and the Lead Investors who provide services on behalf of XX Team LLC. The services of XX are available to companies that offer securities through Wefunder Portal LLC and to investors who invest in such companies through Wefunder Portal, but XX is not affiliated with Wefunder Portal or its affiliates.

XX Investments is the Company's transfer agent and also acts as custodian, paying agent, and proxy agent on behalf of all investors that enter into the Custodial and Voting Agreement with XX Investments through the Wefunder Portal website ("Investors"). XX Investments holds legal title to the securities the Company issues through Wefunder Portal (which are uncertificated) on behalf of Investors. Investors, in turn, hold the beneficial interests in the Company's securities. XX Investments keeps track of each Investor's beneficial ownership interest and makes any distributions to the Investors (or other parties, as directed by the Investors).

In addition to the above services, at the direction of XX Team, XX Investments votes the securities and take any other actions in connection with such voting on behalf of the Investors. XX Investments acts at the direction of XX Team, because XX Team holds a power of attorney from each Investor that has entered into the Investor Agreement to make voting decisions on behalf of that Investor. XX Investments will not charge Investors for its services. XX Investments does charge the Company $1,000/year for services; however, those fees may be paid by Wefunder Inc. on behalf of the Company.

As noted, XX Team holds a power of attorney from each Investor that has entered into the Investor Agreement to make voting decisions on behalf of that Investor. Pursuant to the power of attorney, XX Team will make voting decisions and then direct XX Investments to vote and take any other actions in connection with the voting on Investors' behalf. XX Team will act, with respect to the Company, through our Lead Investor, who is a representative of XX Team. As compensation for its voting services, each Investor authorizes XX Investments to distribute to XX Team 10% of any distributions the Investor would otherwise receive from the Company. XX Team will share its compensation with our Lead Investor. XX Team, through our Lead Investor, may also provide consulting services to the Company and may be compensated for these services by the Company; although, fees owed by the Company may be paid by Wefunder Inc. XX Team will share its consulting compensation with our Lead Investor.

The Lead Investor is an experienced investor that we choose to act in the role of

Lead Investor, both on behalf of the Company and on behalf of Investors. As noted, the Lead Investor will be a representative of XX Team and will share in compensation that XX Team receives from the Company (or Wefunder Inc. on the Company behalf) or from Investors. The Lead Investor will be chosen by the Company and approved by Wefunder Inc., and the identity of the Lead Investor must be disclosed to Investors before Investors make a final investment decision to purchase the Company's securities. Investors will receive disclosure regarding all fees that may be received by the Lead Investor. In addition to the fees described above, the Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a special purpose vehicle ("SPV") for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such a circumstance, the Lead Investor may act as a portfolio manager for that SPV (and as a supervised person of Wefunder Advisors) and may be compensated through that role. Although the Lead Investor may act in multiple roles and be compensated from multiple parties, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of the Company's securities. As a result, the Lead Investor's interests should always be aligned with those of the Investors.

Investors that wish to purchase the Company's securities through Wefunder Portal must agree to (1) hire XX Investments to serve as custodian, paying agent, and proxy agent with respect to the Company's securities; (2) give a power of attorney to XX Team to make all voting decisions with respect to the Company's securities; and (3) direct XX Investments to share 10% of the Investor's distribution from the Company with XX Team. The Company may waive these requirements for certain investors with whom the Company has a pre-existing relationship.

The XX arrangement described above is intended to benefit the Company by allowing the Company to reflect one investor of its capitalization table (XX Investments) and by simplifying the voting process with respect to the Company's securities by having one entity (XX Team), through one person (the Lead Investor), make all voting decisions and having one entity (XX Investments) carry out XX Team's voting instruments and any take any related actions. The XX arrangement also is intended to benefit Investors by providing the services of an experienced Lead Investor (acting on behalf of XX Team) who is expected to make value-maximizing decisions regarding Investors' securities. XX Team (acting through the Lead Investor) may further benefit both the Company and Investors by providing consulting services to the Company that are intended to maximize both the value of the Company's business and also the value of its securities.

INSTRUCTIONS TO QUESTION 30. If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

Early Bird cubo SA
cubo SA

Appendix C: Financial Statements

Financials 1

Appendix D: Director & Officer Work History

Grichka Frachisse
Nicolas Blatt

Appendix E: Supporting Documents

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

    Early Bird cubo SA

    cubo SA

Appendix C: Financial Statements

    Financials 1

Appendix D: Director & Officer Work History

    Grichka Frachisse

    Nicolas Blatt

Appendix E: Supporting Documents

    ttw_communications_107240_014101.pdf

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

CUBO BEVERAGES INC.

By

Grichka Frachisse

CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Nicolas Blatt

President
8/10/2022

Grichka Frachisse

CEO
8/10/2022

The Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Form C to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Form C on the company's behalf. This power of attorney is coupled with an interest and is irrevocable.

The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.